MERRILL LYNCH & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

4 World Financial Center

New York, New York 10080

United States of America

ITAÚ SECURITIES, INC.

540 Madison Avenue, 23rd Floor

New York, New York 10022

United States of America

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

United States of America

March 13, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attn: Mr. Andrew P. Schoeffler

Re:	Gafisa S.A.
Registration Statement on Form F-1 No. 333-140831

Dear Sirs

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that the Preliminary Prospectus dated February 22, 2007 was distributed during the period February 23, 2007 through the date hereof as follows: 19,559 Preliminary Prospectuses to 5 Underwriters.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, we hereby join in the request of Gafisa S.A. for acceleration of the effective date of the above-referenced registration statement, so that such registration statement is declared effective by 3:00 p.m. (Washington, D.C. time) on March 15, 2007 or as soon as practicable thereafter.

Very truly yours, MERRILL LYNCH & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz Title: Authorized Signatory

ITAÚ SECURITIES, INC.

By:	/s/ Thomas DeCoene
Name: Thomas DeCoene Title: President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ J. R. Blackett
Name: J. R. Blackett Title: Managing Director